UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 3.	Date of Material Change

May 3, 2006

Item 4.	News Release

The Press Release dated May 3, 2006 was disseminated via Canada Stockwatch and Market News and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company announced that it has granted incentive stock options to officers and employees to purchase 290,000 shares. The options have a term of five years and are exercisable at a price of $ 2.52 per share. In order to facilitate the option grants, the Company has amended its stock option plan to increase the number of shares available for option awards to 5,858,219, being 20% of its outstanding shares. The option grants and the option plan amendment are subject to approval by the TSX Venture Exchange and shareholders.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 3rd day of May, 2006.

SCHEDULE “A”

For Immediate Release: May 3, 2006

EXETER GRANTS INCENTIVE STOCK OPTIONS

Vancouver, B. C., May 3, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) has granted incentive stock options to officers and employees to purchase 290,000 shares. The options have a term of five years and are exercisable at a price of $ 2.52 per share.

In order to facilitate the option grants, Exeter has amended its stock option plan to increase the number of shares available for option awards to 5,858,219, being 20% of its outstanding shares. The option grants and the option plan amendment are subject to approval by the TSX Venture Exchange and shareholders.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold-silver properties in Argentina and Chile. The current three-rig, drilling program at its advanced La Cabeza gold project is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with CVSA over 12 epithermal gold-silver properties in Santa Cruz, Rio Negro and Chubut provinces.

In southern Chile, Exeter has a strategic relationship with Rio Tinto Mining and Exploration Limited on gold-silver prospects in the Patagonia region. Exeter is currently prospecting targets under this relationship and initial results will be reported in the coming weeks.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Chile Limitada and Mantos Blancos S.A. on epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

For further information, please contact:

Bryce Roxburgh, President or Rob Grey, Investor Relations		Suite 301, 700 West Pender Street
Tel: 604.688.9592	Fax: 604.688.9532	Vancouver, B.C. Canada V6C 1G8
Toll-free: 1-888-688-9592		exeter@exeterresource.com

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to the current and future size, development, and commercial viability of the La Cabeza gold project. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Form 51-102F3

Material Change Report

Item 11.	Name and Address of Company
Item 12.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 13.	Date of Material Change

May 4, 2006

Item 14.	News Release

The Press Release dated May 4, 2006 was disseminated via Canada Stockwatch and Market News and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 15.	Summary of Material Change

The Company announced that it has commenced drilling on the Verde epithermal silver discovery, in Patagonia, Argentina. The project is one of 12 gold and silver properties covered by Exeter’s exploration agreement with Cerro Vanguardia, an AngloGold Ashanti subsidiary.

Item 16.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 17.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 18.	Omitted Information

Not Applicable.

Item 19.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 20.	Date of Report

Dated at Vancouver, BC, this 4th day of May, 2006.

SCHEDULE “A”

For Immediate Release: May 4, 2006

EXETER COMMENCES DRILLING ON SILVER PROPERTY IN ARGENTINA

Vancouver, B. C., May 4, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) announces that it has commenced drilling on the Verde epithermal silver discovery, in Patagonia, Argentina. The project is one of 12 gold and silver properties covered by Exeter’s exploration agreement with Cerro Vanguardia (“CVSA”), an AngloGold Ashanti subsidiary.

The initial drilling program will comprise 30 reverse circulation drill holes. A total of 16 individual veins have been identified to date on the property, within a four square kilometre area. The siting of the drill holes will be assisted by the results of detailed ground magnetic surveying.

The Verde project is located in western Santa Cruz Province, approximately 125 kilometres northwest of the Mina Martha Silver Mine (Coeur d’Alene Mining) and Pan American Silver’s recently-purchased Manantial Espejo silver project. Silver was first discovered on the property by CVSA during systematic prospecting of hydrothermal alteration zones that were identified in satellite images of the region. Extensive rock chip sampling by CVSA, and later by Exeter, in an area of scattered epithermal silica-bearing boulders returned a significant number of highly-anomalous silver samples, many of economic tenor.

Exeter Chairman Yale Simpson commented: “Verde is just one of many opportunities for gold and silver discoveries in the Patagonia region that are available to us through our strategic agreements with CVSA in Argentina, and Rio Tinto Mining and Exploration in Chile. The property is located in a known silver district and represents our first “pure silver” exploration project.”

Quality Control and Assurance

Glen Van Kerkvoort, Exeter’s Chief Geologist and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold-silver properties in Argentina and Chile. The current three-rig, drilling program at its advanced La Cabeza gold project is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with CVSA over 12 epithermal gold-silver properties in Santa Cruz, Rio Negro and Chubut provinces.

In southern Chile, Exeter has a strategic relationship with Rio Tinto Mining and Exploration Limited on gold-silver prospects in the Patagonia region. Exeter is currently prospecting targets under this relationship and initial results will be reported in the coming weeks.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Chile Limitada and Mantos Blancos S.A. on epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

For further information, please contact:

Bryce Roxburgh, President or Rob Grey, Investor Relations		Suite 301, 700 West Pender Street
Tel: 604.688.9592	Fax: 604.688.9532	Vancouver, B.C. Canada V6C 1G8
Toll-free: 1-888-688-9592		exeter@exeterresource.com

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to the current and future size, development, and commercial viability of the La Cabeza gold project. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date May 4, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director